#3 BETHESDA METRO CENTRE

SUITE 700

BETHESDA, MD 20814

________

Tel (877) 424-2429

Cannabics.com

April 20th, 2015

US Securities & Exchange Commission

Corporate Finance Division

Washington, DC 20549

Attn: Ms. Julie Marlowe

Re: Cannabics Pharmaceuticals Inc.

Form 10-K for the Fiscal Year Ended August 31, 2014

Filed December 15, 2014

File No. 000-52403

Dear Ms. Marlowe,

We are in receipt of your letter dated March 23rd, 2015 regarding Cannabics Pharmaceuticals Inc. and the aforementioned filing. Below please find our respective responses:

#1)            Please reconcile the disclosure in this section that you license your proprietary technology with the disclosure on page 6 that you are preparing to launch your line of Cannabics SR products in eligible states in the U.S. In addition, please provide a more detailed discussion of the U.S. regulation of your proposed product and discuss the risks to the company. Clarify whether your proposed product would require U.S. Food and Drug Administration approval. If so, discuss the process for approval.

ANSWER: It is not clear to us what “reconciliation” is needed as between the two areas you have addressed on pages 7 and 6 respectively. The Company’s business model is to licenses its proprietary technology; and we have undertaken exactly such a relationship with Kalapa Holdings, as per our 8K of November 5th, 2014, and our agreement with Mountain High LLC, per our 8K of December 16th, 2014. Mountain High LLC produces capsules at their licensed facility in Colorado utilizing the proprietary IP of the company.

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Regarding the necessary US regulation, it is state determinative. Firstly, Cannabics Pharmaceuticals Inc. itself does not manufacture, distribute, dispense, or possess any controlled substances, including cannabis or cannabis-based preparations. The company merely researches, patents and then licenses the proprietary IP technology to third parties, nothing more. The same can be seen from our website as well as all public filings with the Securities & Exchange Commission. Its expertise (which it licenses) is derived from its laboratory findings which are conducted exclusively in Israel, and pursuant to its license to do so granted from the Israeli Ministry of Health on October 26th, 2014, as mentioned in the 10K.

The Company’s product, a slow release capsule, is 100% natural and has no synthetic ingredients, & is considered as “GRAS” (Generally Regarded As Safe). The company does not make any medical claims regarding this product, and as such needs no specific FDA approval.

In terms of Risks to the company, in addition to that which was written in the 10-K, we would propose the following language –

“Dependence on Officers and Directors of the Company

The Company is wholly dependent upon the personal efforts and abilities of its Officers and Directors (the “Management.”) The loss the Management’s services and the unavailability of the Company’s Officers and Directors to the Company would have a materially adverse effect on the Company’s business prospects and potential. The Company is not insured against any such loss at the moment, and it has no plans to do so in the future.

Reliance on Consumer Perception

We believe that the medical cannabis industry is highly dependent upon consumer perception regarding the safety, efficacy and quality of the medical cannabis produced. Consumer perception of cannabis products can be significantly influenced by scientific research or findings, regulatory investigations, litigation, media attention and other publicity regarding the consumption of medical cannabis products. There can be no assurance that future scientific research, findings, regulatory proceedings, litigation, media attention or other research findings or publicity will be favorable to the medical cannabis market or any particular product, or consistent with earlier publicity. Future research reports, findings, regulatory proceedings, litigation, media attention or other publicity that are perceived as less favorable than, or that question, earlier research reports, findings or publicity could have a material adverse effect on the demand for the Company’s products and the business, results of operations, financial condition and cash flows of the Company.

The Company’s dependence upon consumer perceptions means that adverse scientific research reports, findings, regulatory proceedings, litigation, media attention or other publicity, whether or not accurate or with merit, could have a material adverse effect on the Company, the demand for medical cannabis products, and the business, results of operations, financial condition and cash flows of the Company. Further, adverse publicity reports or other media attention regarding the safety, efficacy and quality of medical cannabis in general, or the Company’s products specifically, or associating the consumption of medical cannabis with illness or other negative effects or events, could have such a material adverse effect. Such adverse publicity reports or other media attention could arise even if the adverse effects associated with such products resulted from consumers' failure to consume such products appropriately or as directed.

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Control by One Stockholder

As of this date, Cannabics, Inc., which is controlled by the Company’s current directors and executive officers, owns 88% of the outstanding Common Stock. Accordingly, Cannabics (and the Company’s executive officers) may be able to control the outcome of stockholder votes, including votes concerning the election of directors, the adoption or amendment of provisions in the Articles of Incorporation and Bylaws, and the approval of mergers and other significant corporate transactions. These factors may also have the effect of delaying or preventing a change in the management and voting control of the company. The Articles of Incorporation do not provide for cumulative voting.

Limited Market for Common Stock

While the Common Stock is presently quoted on the OTCQB, there is no active and liquid trading market for it and there is no guarantee that one will ever develop. Investors may be unable to sell some or all of their shares of Common Stock or more than what they paid for it, or at all.

Market Price of Common Stock Subject to Wide Price Fluctuations

The market price of the Common Stock may be subject to wide fluctuations in response to many factors, including variations in the operating results of the Company, divergence in financial results from analysts’ expectations, changes in earnings estimates by stock market analysts, changes in the business prospects for the Company, general economic conditions, legislative changes, and other events and factors outside of the Company's control. In addition, stock markets have from time to time experienced extreme price and volume fluctuations, which, as well as general economic and political conditions, could adversely affect the market price for the Common Stock.

IP & Trademark Rights and Infringement Actions

The Company’s success depends in part on its ability to protect the title to its IP rights. There can be no assurance that the measures taken by the Company to protect its titled legal rights will be sufficiently adequate to prevent claims by third parties. There can be no assurance that the Company will have the resources to defend or prosecute its claimed property rights against a competitor.”

#2)            Item 8. Financial Statements and Supplementary Data, page F-1

Notes to Consolidated Financial Statements, page F-7

Note 5 – Intangible Assets, page F-12

2. We note that Cannabics, Inc. acquired a majority of your outstanding stock resulting in a change in control on April 25, 2014. Pursuant to a Collaboration & Exclusivity Agreement executed on July 24, 2014, you issued 18,239,594 shares of your common stock, valued at $0.25 per share, to Cannabics, Inc. in exchange for its institutional knowledge. You recorded intangible assets of $4,409,899 which was calculated by reducing the total value of the shares of $4,559,899 by $150,000 cash received. Please address the following:

☐ explain to us how you accounted for the transactions and tell us what guidance you used to record the intangible assets;

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ANSWER - We received an intangible asset, there was no business to acquire and we do not own any shares of Cannabics, Inc. The guidance we relied upon was ASC Topic 350 "Intangibles" and ASC Topic 505-50 "Equity-Based Payments to Non-Employees". There was a full impairment analysis done by our Auditor, to be reviewed annually.

☐ tell us why you did not consider the combined transactions as either a reverse recapitalization of Cannabics, Inc. or as the simultaneous acquisition of a parent’s assets and succession to the parent’s business, both of which would require historical cost accounting;

ANSWER - We do not consider the transaction as either scenario presented. We do not believe this to be a reverse capitalization as the Company did not acquire any ownership of Cannabics Inc. It is not a succession as there were neither assets nor business in Cannabics Inc. and it is not a subsidiary in any event.

In our view, the issuer received an intangible asset (the “know-how”), there was no “business” to acquire, Cannabics Inc. (Delaware) was simply a Delaware Corporation created in December 2012 which the Directors had formed as a potential holding entity of IP to be filed. At no time did it ever have any business, cash flow, marketable products, etc. It was a Delaware corporation, the heads of which were the same Directors of the Public company. It had nothing to “bring” but for the accumulated knowledge of the three Directors themselves. The Consideration for bringing that abstract knowledge into the public company on an exclusive basis was the issuance of shares to the Delaware Company.

☐ and tell us why you have not filed a Form 8-K that included information that would have been filed in a Form 10 as if Cannabics, Inc. were the registrant or a Form 8-K (Items 2.01 and 9.01) to file audited financial statements for a company whose business you have succeeded as a result of acquiring its assets.

ANSWER: See Supra. Because the issuer did not “acquire” any business (there was none). Rather it compensated the Delaware Company for its agreeing to move forward in its studies only under the name of Cannabics Pharmaceuticals, Inc. It is not a subsidiary, rather a separate corporate entity, with no financials or business to audit in any event. The proof of this concept is that immediately following this transaction, the Issuer filed an 8K on August 1st, 2014 of the newly filed IP under the name of Cannabics Pharmaceuticals, the issuer. Had this transaction not taken place, said IP would have been under the name of the Delaware entity.

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#3)         Item 11. Executive Compensation, page 18

3. Please include the summary compensation table and/or directors’ compensation table as required by Item 402 of Regulation S-K. In addition, please add a narrative discussing the compensation paid to the one director and clarify the capacity in which the compensation was paid, i.e. as an officer or director.

ANSWER: Dr. Ballan was the one Director paid, but not for being a Director, rather because it is chiefly Dr. Ballan’s constant work in the laboratory & research work which is critical to the company, and it was decided that until a more stable cash reserve is established, that he alone of the Directors should be paid on a regular monthly basis as his work is indispensable. The amount of remuneration was not set by any formulae, rather what seemed reasonable given the cash on hand at the time. We would propose inserting the following table:

Summary Compensation Table

Name and principal position	Year	Salary ($)	Bonus ($)	Stock awards ($)	Option awards ($)	Non-equity incentive plan compensation ($)	Change in pension value and nonqualified deferred compensation earnings ($)	All other compensation ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Eyal Ballan	‘14	5,000	0	0	0	0	0	0	5,000

•	Dr. Eyal Ballan was compensated at $5,000 per month for three successive months for his Critical work in the laboratoryand drafting of the IP data.

From 10-K itself -

To date we have no employees. We have begun to pay monthly salaries to one of our Directors and Counsel as of August, 2014. For the current year ending August 31, 2014, only one Director received a monthly payment of $5,000 for three months. We have no employment agreements with any of our officers. We do not contemplate entering into any employment agreements until such time as we have positive and stable cash flows. There are no stock option plans, retirement, pension, or profit sharing plans for the benefit of our officers or directors. We do not have any long- term incentive plans that provide compensation intended to serve as incentive for performance.

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#4)         Item 12. Security Ownership of Certain Beneficial Owners and Management, page 18

4. We note that your officers and directors are all directors of Cannabics, Inc., which owns 88.3% of your common stock. Please advise whether these individuals are the control persons for Cannabics, Inc. If so, please provide clear disclosure in the table and revise the amount held by officers and directors as a group. If not, please clearly disclose the control person(s). Please provide us with draft disclosure.

ANSWER: Your comment is accurate, and upon review, we concur that we should have provided a clear disclosure as to the ownership of Cannabics Inc., the majority block holder. We propose the following additional information to be inserted –

	Beneficial Ownership
Name of Beneficial Owner	Common Shares	Percentage of class
Cannabics Inc. *	88,289,594	88.3%
All directors and executive officers, as a group	0	0

*The Directors of the Company hold positions in Cannabics, Inc., the majority holder. The relative positions of Cannabics, Inc. are listed below:

Shareholder	Common Stock	% Issued
Eyal Bar-ad	294	25.70%
Eyal Ballan	235	20.54%
Shay Avraham Sarid	235	20.54%
Itamar Borochov	235	20.54%
Seach Sarid Ltd.	40	3.50%
Ariel Kirtchuk	25	2.19%
J Reiger	80	6.99%
Total	1,144	100.00%

#5)         Item 15. Exhibits, page 20

5. With the exception of the certifications required by Item 601(b)(31) and (32), you have not filed the exhibits required by Item 601 of Regulation S-K, including your articles of incorporation, bylaws, subsidiaries, and material contracts. Please file all the required exhibits, or as applicable incorporate them by reference. For guidance we direct your attention to Question 146.02 of the Compliance and Disclosure Interpretations: Regulation S-K at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

ANSWER – We have addressed this comment and said exhibits have been enumerated, two by reference and the others having the original documents attached thereto. Those items appearing in red are newly itemized documents. We would propose the following Exhibit list:

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PART IV

Item 15. Exhibits

Exhibit 3.1	Amended Articles of Incorporation, Cannabics Pharmaceuticals Inc., incorporated by reference from Form 8K filed June 20th, 2014

Exhibit 3.2	Bylaws of Cannabics Pharmaceuticals

Exhibit 3.3	Subsidiary – G.R.I.N. Ultra Ltd – Board Resolution Authorizing Creation.

Exhibit 3.4	Subsidiary – G.R.I.N. Ultra Ltd – Official Companies Listing (Israel)

Exhibit 3.5	Material Contract – Collaboration & Exclusivity Agreement with Cannabics, Inc., incorporated by reference from Form 8K filed July 25th, 2014

Exhibit 31.1	Certification by the Principal Executive Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)). *

Exhibit 31.2	Certification by the Principal Financial Officer of Registrant pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Rule 13a-14(a) or Rule 15d-14(a)). *

Exhibit 32.1	Certification by the Principal Executive Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

Exhibit 32.2	Certification by the Principal Financial Officer pursuant to 18 U.S.C. 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. *

#6)         Signatures, page 21

Please revise to include the signatures of your principal accounting officer or controller and at least a majority of the board of directors. Refer to General Instruction D(2)(a) for guidance.

ANSWER – Signatures on page 21 have been revised to include the majority of the Directors, our Chief Executive Officer and our Chief Technical Officer. Additionally as we now have a Chief Financial Officer (per our 8K of April 9th, 2015), he has signed off on the Financial Certifications on our recent 10-Q. (previously one Director had both roles).

In conclusion, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company does not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please do contact me at any time. Thank you for your assistance in this matter.

Sincerely yours,

David E. Price, Esq.

Corp Secretary & Counsel

DEP/mc

Cc: Board of Dirs.

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